Destra Funds
Code of Ethics
for
 Chief Executive and Senior Financial Officers
Each of the registered investment companies listed in Appendix A hereto (each a “Trust”) is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law.  This Code of Ethics, applicable to the Trust’s Chief Legal and Executive Officer, Chief Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.
As a Senior Officer, you must comply with applicable law.  You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.
The Code of Ethics of the Trust pursuant to Rule 17j‑1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business as registered investment companies.  You are also bound by the requirements and standards set forth in this Code of Ethics and other applicable laws and regulations and other policies and procedures adopted by the Trust from time to time.
Compliance with Laws, Rules and Regulations
You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.”
Conflicts of Interest
Senior Officers are expected to dedicate their best efforts to advancing the Trust’s interests and to use objective and unbiased standards when making decisions that affect the Trust, keeping in mind that you are subject to inherent conflicts of interest because you are an officer of Destra Capital Advisors LLC (the “Adviser”) as well as the Trust.  Your obligation to conduct the Trust’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships.  A conflict of interest for the purpose of this Code of Ethics occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Trust.  The 1940 Act Code of Ethics, the Adviser’s and the Trust’s allocation procedures and the other policies of the Trust are designed to ensure the ethical handling of such conflicts.  As a result, it is incumbent on you to be familiar with the 1940

Act Code of Ethics, the Adviser’s and Trust’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Trust.  When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where you are receiving a personal benefit, you should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Trust’s or the Adviser’s other applicable policies and procedures.  If you are in doubt as to the application or interpretation of any of these, you should make full disclosure of all facts and circumstances to, and obtain the prior written approval of the Secretary of the Trust.
Disclosures
It is the policy of the Trust to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Trust files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Trust.  As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by the Trust’s standards, policies and procedures designed to promote compliance with this policy.
Compliance with Code of Ethics
If you know of or suspect a violation of applicable laws, regulations, policies, procedures or this Code of Ethics, you must immediately report that information to the Chairman of the Audit Committee of the Trust.  No one will be subject to retaliation because of a good faith report of a suspected violation.
Violations of this Code of Ethics may result in disciplinary action, up to and including discharge.  The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.
Waivers of Code of Ethics
If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Secretary of the Trust.  Changes in and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.
No Rights Created
This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Trust’s Senior Officers in the conduct of the Trust’s business.  It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.

Appendix A
Destra Investment Trust:
Destra Dividend Total Return Fund, Class A, C, P and I
Destra Wolverine Alternative Opportunities Fund, Class A, C, P and I
Destra Focused Equity Fund, Class A, C, P and I
Destra Flaherty & Crumrine Preferred and Income Fund (f/k/a Destra Preferred and Income Securities Fund), Class A, C, P and I